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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)



                             VendingData Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   92261Q 20 2
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 9, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                   SCHDULE 13D
CUSIP NO. 92261Q 20 2                                          PAGE 2 OF 4 PAGES


   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Yvonne M. Huson
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                    Not Applicable
--------- ----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Nevada
--------- ----------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER
       SHARES                   0 shares
    BENEFICIALLY          ------------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
         EACH                   14,000 shares
      REPORTING           ------------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH                   329,450 shares
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                14,000 shares
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    343,450 shares
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.45%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                    IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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         This Amendment No. 8 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated October 12, 1999, the Amendment No. 1 dated June 4, 2000, the Amendment No. 2 dated July 22, 2000, the Amendment No. 3 dated September 28 and 29, 2000, the Amendment No. 4 dated October 9, 2000, the Amendment No. 5 dated August 13, 2001, the Amendment No. 6 dated August 13, 2002, and the Amendment No. 7 dated September 10 and 22, 2003, (together, the "Schedule 13D") with respect to the ownership by Yvonne M. Huson, as an individual and as trustee for the Richard S. Huson Marital Trust U/T/A dated 9/4/98 (the "Marital Trust") and the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98 (the "Exempt Trust"), of the common stock, $.001 par value, of VendingData Corporation, a Nevada corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the
Schedule 13D, as amended.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See response to Item 4, "Purpose of the Transaction."

ITEM 4.  PURPOSE OF TRANSACTION

         The filing of this Amendment No. 8 to Schedule 13D is to report Ms. Huson's sale of 128,000 shares of the Company's common stock ("Common Stock"), issued in her name, individually, on the Over The Counter Bulletin Board Market ("OTCBB") to a third party(ies) on October 9, 2003 for a price of $3.75 per share, for an aggregate price of $480,000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              a-b.    AGGREGATE BENEFICIAL OWNERSHIP.

                                              PRESENTLY OWNED       PERCENTAGE
                                             -----------------------------------
             Sole Voting Power                           0              0.00%
             Shared Voting Power                    14,000               .18%
             Sole Dispositive Power                329,450              4.27%
             Shared Dispositive Power               14,000               .18%
                                             -----------------------------------
             Total Beneficial Ownership            343,450              4.45%

         The shared voting and dispositive power of Ms. Huson consists of 14,000 shares of the Company's common stock held by Tower Rock Partners, LLC, an entity in which Yvonne M. Huson has an interest.

         The sole dispositive power of Ms. Huson consists of 309,068 shares of the Company's common stock held by the Marital Trust, 19,424 shares held by the Exempt Trust, and 958 shares held by Ms. Huson, individually. Through Durable Powers of Attorney, Ms. Huson, as trustee for the Marital Trust and the Exempt Trust, granted the voting power for the shares of the Common Stock held by the Marital Trust and the Exempt Trust to James E. Crabbe.

         The percentages reflect the percentage share ownership with respect to 7,700,826 shares, the number of shares of the Company's common stock outstanding as of October 14, 2003.

         e. Ms. Huson ceased to be the beneficial owner of five percent or more of the Company's Common Stock on October 9, 2003.


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                                   SCHDULE 13D
CUSIP NO. 92261Q 20 2                                          PAGE 4 OF 4 PAGES


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.



                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       YVONNE M. HUSON



Dated: October 15, 2003                By: /s/ Stacie L. Brown
                                           ------------------------------------
                                           Stacie L. Brown, Attorney-in-Fact for
                                           Yvonne M. Huson, an individual and
                                           Trustee for the Richard S. Huson
                                           Marital Trust U/T/A dated 9/4/98 and
                                           the Richard S. Huson GST Exempt Trust
                                           U/T/A dated 9/4/98




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